UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 1, 2018

(Date of earliest event reported)

LEGION CAPITAL CORPORATION

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 E. Pine St.

Suite 850

Orlando, FL 32801

(Full mailing address of principal executive offices)

(407) 968-4234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On August 1, 2018, Douglas S. Hackett and Joseph B. Hilton resigned from their positions as directors of Legion Capital Corporation (the “Company”). Mr. Hackett remains in his position as the Chief Marketing Officer of the Company and Mr. Hilton remains in his position as President of the Company.

On the same date, the Company appointed Frank P. Engel and Chad Barton as directors of the Company.

Frank P. Engel  Dr. Engel created the Inter-National Research Institute (“INRI”) in 1983 after working for eight years with Daniel H. Wagner, Associates as Vice President in mathematical research. INRI grew to 560 personnel in 9 offices worldwide when it was sold to Northrop Grumman for $55 million in 1998. Dr. Engel was elevated to Corporate Vice President working across the three legacy segments of Northrop Grumman (aircraft, electronics, and software systems).

In 2000, Dr. Engel retired to work in a sequence of startup companies. Dr. Engel was also one of the architects of the US Golf Association (USGA) current handicapping system, the Course Rating and Slope System (1978 – 1994), and continues as Chairman of the Handicap Research Team of the USGA and as Chairman of the World Handicap System Research Team for the USGA and R&A of England.

Presently Dr. Engel is based in Orlando, FL and provides fiscal strategic planning to small and growing businesses. Dr. Engel has served on the board of directors of the following companies: Friendly Software (2001-2009), UroSolutions (2001-2007), Bluestone Logic Inc. (2011-Present) and Polk County Land Partners (2015-Present). Since 2017, he is the Manager of MRG Site Construction LLC.

Chad Barton Chad is the founder and Chairman of American Builders Supply, a company he founded in 1995. American Builders Supply is a manufacturing company with over 10 locations throughout Florida. Chad began his career in law enforcement as a Crime Scene Investigator in Miami and later transferred to Central Florida, where he retired as a detective sergeant. He founded White Tiger Spirits Corporation in 1994, which produced, bottled and imported vodka into the U.S. and Europe.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2018	LEGION CAPITAL CORPORATION

	By:	/s/ Jim Byrd
Chief Executive Officer and Director

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